SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

Shibuya Hikarie, 27th Floor

21-1 Shibuya 2-chome

Shibuya-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

Date: October 17, 2016	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

October 17, 2016

Company: LINE Corporation

Representative: Takeshi Idezawa, CEO

Stock Code: 3938 (First section of the Tokyo Stock Exchange)

Update to Previous Disclosure: Notice Regarding Investment in Snow Corporation

LINE Corporation previously announced, via “Notice Regarding Investment in Snow Corporation” dated September 29, 2016, its decision to acquire ordinary shares newly issued by Snow Corporation (Headquarters: Gyeonggi-do, Korea; Representative Director: Kim Chang Wook; hereinafter “Snow”) through a third-party allotment. LINE Corporation announces that it has entered into a share subscription agreement with Snow today .

1. Number of Acquired Shares, Acquisition Price and Shareholding Status Before and After Acquisition

(1) Shares of Snow owned prior to transfer	0 shares (Percentage of stock ownership: 0.0%) (Percentage of voting rights ownership: 0.0%)

(2) Acquired shares	Ordinary shares: 113,333 shares (Number of shares with voting rights: 113,333) (Percentage of stock ownership: 25%) (Percentage of voting rights ownership: 25%)

(3) Acquisition price	Approximately KRW 50 billion (approx. 4.6 billion yen)

(4) Shares of Snow owned after transfer	Ordinary shares: 113,333 shares (Number of shares with voting rights: 113,333) (Percentage of stock ownership: 25%) (Percentage of voting rights ownership: 25%)

(5) Appointment of executives, etc.	LINE Corporation will be entitled to nominate a number of members to Snow’s board of directors in proportion to its percentage of total stock ownership.

Note: Yen conversion rate for the acquisition price is based on the exchange rate in effect as of October 11, 2016.

2. Timeline for this Investment

(1) Resolution by the board of directors	September 29, 2016

(2) Signing of share subscription agreement	October 17, 2016

(3) Scheduled payment	October 2016 (expected)

Note: For further details regarding this investment, see “Notice Regarding Investment in Snow Corporation” dated September 29, 2016.